                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2004


                            AETERNA LABORATORIES INC.
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F               Form 40-F   X
                                ------                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                            Yes                      No   X
                                -----                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1.              AEterna Laboratories Inc. - Management's Proxy Circular
                Dated April 23, 2004

                          [AETERNA LABORATORIES LOGO]


--------------------------------------------------------------------------------

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

--------------------------------------------------------------------------------



                                                       AETERNA LABORATORIES INC.















April 23, 2004

                           [AETERNA LABORATORIES LOGO]


                    NOTICE OF THE ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of AEterna Laboratories Inc. (the "Corporation") will be held at The Ritz-Carlton Hotel, 1228 Sherbrooke Street West, Montreal, Quebec, on Wednesday, May 26, 2004, at 10:30 a.m. (Montreal time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2003, and the auditors' report thereon;

2.       to elect directors;

3. to appoint auditors and authorize the directors to fix their compensation;

4. to consider, and if deemed advisable, adopt a resolution approving the making of modifications to the Articles of the Corporation in order to: change the name of the Corporation from "AEterna Laboratories Inc." to "AEterna Zentaris Inc."; create a new class of Common Shares; exchange each of the Corporation's issued and outstanding Subordinate Voting Shares for one (1) Common Share; and to remove and repeal the Subordinate Voting Shares, the Multiple Voting Shares and the rights, privileges, restrictions and conditions attaching thereto;

5. to consider, and if deemed advisable, adopt a resolution ratifying and approving amendments to the Corporation's Stock Option Plan in order to increase to 4,543,744 the number of shares that may be issued thereunder;

6. to consider, and if deemed advisable, adopt a resolution to confirm the adoption and ratify the Shareholder Rights Plan adopted by the Board of Directors of the Corporation on March 29, 2004, the whole as described in the Management Proxy Circular attached hereto; and

7. to transact such other business as may properly come before the meeting.

         Enclosed is a copy of the 2003 Annual Report of the Corporation including the financial statements and the auditors' report thereon, together with the Management Proxy Circular and a form of proxy.

By order of the Board of Directors,


/s/ Mario Paradis
--------------------------------
Mario Paradis, CA
Corporate Secretary

Quebec City, Quebec, April 23, 2004

         SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE STAMPED ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF NATIONAL BANK TRUST INC., SHARE OWNERSHIP MANAGEMENT, 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, H3B 2G7, NO LATER THAN AT THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.

         AETERNA LABORATORIES INC., 1405 BOULEVARD DU PARC-TECHNOLOGIQUE, QUEBEC CITY, QUEBEC, G1P 4P5

                            MANAGEMENT PROXY CIRCULAR


1.       SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY THE MANAGEMENT OF AETERNa LABORATORIES INC. (THE "CORPORATION"), OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING"), TO BE HELD ON WEDNESDAY, MAY 26, 2004, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING OR ANY ADJOURNMENT THEREOF.

         Unless otherwise indicated, the information contained in this Circular is given as of April 1, 2004. All dollar amounts in this Management Proxy Circular refer to Canadian dollars, unless otherwise indicated.

         The solicitation will be conducted primarily by mail; some proxies may also be solicited directly in the case of directors, officers or employees of the Corporation, but without further compensation. The Corporation may also reimburse brokers and other persons holding the Corporation's subordinate voting shares (the "Subordinate Voting Shares") on their behalf or on behalf of nominees, for costs incurred in sending the proxy documents to principals and to obtain their proxies. The Corporation will assume the costs of solicitation, which are expected to be minimal.


2.       APPOINTMENT OF PROXYHOLDERS

         THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. A SHAREHOLDER MAY APPOINT A PERSON OTHER THAN THE PERSONS INDICATED IN SUCH PROXY FORM TO ACT AS HIS OR HER PROXYHOLDER. TO DO SO, THE SHAREHOLDER MUST WRITE THE NAME OF SUCH PERSON IN THE APPROPRIATE SPACE ON THE FORM OF PROXY. In order to ensure they are counted, duly completed proxies must be received at the office of National Bank Trust Inc., Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, or they may be delivered to the Chairman at the Meeting or at any adjournment thereof. A person acting as proxyholder need not be a shareholder of the Corporation.


3.       REVOCATION OF PROXIES

         A shareholder giving a proxy may revoke it at all times by a document signed by him or her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to the Corporate Secretary of the Corporation at 1405 boulevard du Parc-Technologique, Quebec City, Quebec, G1P 4P5, until the last business day, inclusively, preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of such meeting on the day of the Meeting or any adjournment thereof.


4.       NON-REGISTERED HOLDERS OF SHARES

         THE INFORMATION SET FORTH IN THIS SECTION SHOULD BE REVIEWED CAREFULLY BY THE NON-REGISTERED SHAREHOLDERS OF THE CORPORATION. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHO APPEAR ON THE RECORDS MAINTAINED BY THE CORPORATION'S REGISTRAR AND TRANSFER AGENT AS REGISTERED HOLDERS OF SHARES WILL BE RECOGNIZED AND ACTED UPON AT THE MEETING.

         Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

         Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

         Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of National Bank Trust Inc. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.


         ALL REFERENCES TO "SHAREHOLDERS" IN THIS MANAGEMENT PROXY CIRCULAR AND THE ACCOMPANYING FORM OF PROXY AND NOTICE OF MEETING ARE TO REGISTERED SHAREHOLDERS UNLESS SPECIFICALLY STATED OTHERWISE.


5.       VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The shares conferring voting rights at the Meeting are the multiple voting shares (the "Multiple Voting Shares") and the Subordinate Voting Shares. Each Multiple Voting Share confers the right to ten votes and each Subordinate Voting Share confers the right to one vote. As at April 16, 2004 (the "Record Date"), there were no Multiple Voting Shares and 45,440,242 Subordinate Voting Shares issued and outstanding.

         Holders of Subordinate Voting Shares, entered on the list of shareholders compiled at the close of business (Montreal time) the Record Date, will have the right to vote at the Meeting or at any adjournment thereof if they are present or represented by a proxyholder.

         To the knowledge of the directors and officers of the Corporation, the only persons who are beneficial owners of, directly or indirectly, or exercise power or control over shares conferring more than 10% of the voting rights attached to each class of participating and issued and outstanding shares of the Corporation are indicated in the table below:

    NAME OF SHAREHOLDER        SUBORDINATE VOTING SHARES       MULTIPLE VOTING SHARES        TOTAL PERCENTAGE OF
                                                                                                VOTING RIGHTS
----------------------------  ----------------------------   ----------------------------  -------------------------
                                   (#)             (%)              (#)          (%)                   (%)

Eric Dupont, PhD                 4,758,413       10.47             --              --                10.47

SGF Sante inc.*                  5,333,334       11.73             --              --                11.73

Solidarity Fund (QFL)*           4,996,525       11.00             --              --                11.00

* 4,000,000 of these 5,333,334 Subordinate Voting Shares (in the case of SGF Sante inc. ("SGF Sante"), a subsidiary of Societe Generale de Financement du Quebec) and 3,333,334 of these 4,996,525 Subordinate Voting Shares (in the case of the Solidarity Fund (QFL) ("Fund QFL")) were issued on April 9, 2002, in connection with a total overall investment of $55 million from these investors in the Corporation in the form of a private placement in Subordinate Voting Shares with attached warrants. In respect of this investment, SGF Sante and Fund QFL have each reached an agreement with Dr. Eric Dupont whereby Dr. Dupont specifically agreed that, so long as he holds the majority of votes attached to all voting shares of the Corporation, he will not vote in favour of specific significant events that concern the Corporation and its subsidiaries without having received the prior approval of SGF Sante and/or Fund QFL. This agreement is no longer in force since Dr. Dupont converted all of his Multiple Voting Shares into Subordinate Voting Shares in May 2003.

6.       PRESENTATION OF THE FINANCIAL STATEMENTS

         The Annual Report including the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2003 and the Auditors' report thereon will be submitted to the Meeting.


7.       EXERCISE OF VOTING RIGHTS BY PROXIES

         The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the direction of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE ATTACHED NOTICE OF MEETING. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, the Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.


8.       ELECTION OF DIRECTORS

         The Corporation's Articles provide that the Board of Directors of the Corporation shall be composed of a minimum of five and a maximum of fifteen directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the last annual meeting of shareholders. Management of the Corporation proposes the nine persons named in the table below as candidates for election as directors. Each elected director will remain in office until adjournment of the next annual meeting of the shareholders or until his or her successor is elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by Management of the Corporation is currently a director of the Corporation, although one of such directors, Mr. Henri A. Roy, was appointed director by the Board of Directors on November 19, 2003 in order to fill a vacancy on the Board.

         Under the terms of a shareholders' agreement signed on November 12, 1999 between Fund QFL and the Corporation, Fund QFL was granted the right to designate one member of the Board of Directors of the Corporation, provided that Fund QFL holds at the relevant time at least 499,999 Subordinate Voting Shares. Likewise, under the terms of contractual agreements signed by the Corporation, SGF Sante and Dr. Eric Dupont, concerning, among other matters, the election of directors, provided SGF Sante holds at least 5% in number of the Corporation's issued and outstanding voting shares, (a) the Corporation will propose for election as a director of the Corporation, at each annual meeting of the shareholders, (i) one candidate designated by SGF Sante, provided that the candidate receives a favourable recommendation from the Corporate Governance Committee (this candidate will also be appointed to the Audit Committee and the Corporate Governance Committee of the Corporation), and (ii) one candidate jointly designated by SGF Sante and Dr. Eric Dupont, (b) the Corporation will solicit proxies from its shareholders for the election of such candidates as directors of the Corporation, and (c) Dr. Eric Dupont will exercise the voting rights conveyed by his shares, concerning any resolution bearing on the election of directors to be submitted to the beneficial holders of any participating shares of the Corporation, in favour of the election of the candidates so designated. In this respect, and in accordance with the agreement mentioned above, Mr Henri A. Roy is the candidate currently designated by SGF Sante and the candidate to be jointly designated by SGF Sante and Dr. Dupont remains to be selected.

         UNLESS INSTRUCTIONS ARE GIVEN TO ABSTAIN FROM VOTING WITH REGARD TO THE ELECTION OF DIRECTORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE ELECTION OF THE NINE NOMINEES WHOSE NAMES ARE SET OUT IN THE TABLE BELOW. MANAGEMENT OF THE CORPORATION DOES NOT FORESEE THAT ANY OF THE FOLLOWING NOMINEES LISTED BELOW WILL BE UNABLE OR, FOR ANY REASON, UNWILLING TO PERFORM HIS OR HER DUTIES AS DIRECTOR. IN THE EVENT THAT THE FOREGOING OCCURS FOR ANY REASON, PRIOR TO THE ELECTION, THE PERSONS INDICATED ON THE ENCLOSED FORM OF PROXY RESERVE THE RIGHT TO VOTE FOR ANOTHER CANDIDATE OF THEIR CHOICE UNLESS

OTHERWISE INSTRUCTED BY THE SHAREHOLDER IN THE FORM OF PROXY TO ABSTAIN FROM VOTING ON THE ELECTION OF DIRECTORS.

    NAME AND PLACE OF                       PRINCIPAL OCCUPATION               DIRECTOR      NUMBER OF SUBORDINATE
        RESIDENCE                                                                SINCE         VOTING SHARES HELD
--------------------------------------------------------------------------------------------------------------------
Marcel Aubut                   Managing Partner                                  1996                40,000
Quebec City, Quebec            Heenan Blaikie Aubut
                               (law firm)

Francis Bellido, PhD(1)        President and Chief Executive Officer             2002                 --
Beaconsfield, Quebec           Biomundis Biotechnology Investment Fund

Stormy Byorum(1)               Chief Executive Officer                           2001                12,000
New York, NY                   Cori Investment Advisors, LLC
                               (strategic and financial advisory services
                               company)

Eric Dupont, PhD(2)            Executive Chairman of the Board                   1991              4,758,413
Sainte-Petronille,             AEterna Laboratories Inc.
Ile d'Orleans, Quebec

Prof. Dr. Jurgen Engel         Chairman and Managing Director                    2003                 --
Frankfurt, Germany             Zentaris GmbH
                               (a subsidiary of the Corporation)
                               Executive Vice President, Global R&D and
                               Chief Operating Officer
                               AEterna Laboratories Inc.

Gilles Gagnon                  President and Chief Executive Officer             2002                3,950
Sherbrooke, Quebec             AEterna Laboratories Inc.

Pierre Laurin, PhD(2)          Executive in Residence                            1998                11,200
Verdun, Quebec                 HEC Montreal
                               (management faculty of university)

Pierre MacDonald(1)(2)         President and Chief Executive Officer             2000                10,000
Verdun, Quebec                 MacD Consult Inc.
                               (a consulting company)

Henri A. Roy(2)                Chairman, President and General Manager           2003(3)               --
Montreal, Quebec               Societe generale de financement du Quebec (SGF)
                               (investment entity of the Goverment of Quebec)
--------------------------------------------------------------------------------------------------------------------

(1)      Member of the Audit Committee
(2)      Member of the Corporate Governance Committee
(3) Mr. Roy was appointed director in order to fill a vacancy on the Corporation's Board of Directors on November 19, 2003.

         The Corporation does not have any direct information concerning shares beneficially owned by the above mentioned persons or concerning shares over which such persons exercise control or direction. This information was provided by the directors and nominees individually.

         Mr. Henri A. Roy is a seasoned executive with considerable experience in directing and taking charge of challenging corporate situations. He also has extensive investment expertise of private and public capital markets. Mr. Roy has held executive positions in several key industrial sectors, both in North America and overseas. He was Senior Vice President for Cambior Inc. from 1986 until 2000. From 2001 until 2003, he acted as Chairman and Chief Executive Officer of Dolphin Telecommunications Ltd., Telesystem Europe, and HDR Capital Inc. Since

2003, Mr. Roy has served as Chairman, President and General Manager of Societe generale de financement du Quebec (SGF).

         Mr. Roy holds a Master's of Business Administration (MBA) degree from the Harvard Business School and a Bachelor of Mechanical Engineering degree from McGill University.


9.       EXECUTIVE COMPENSATION

A.       COMPENSATION OF DIRECTORS

         Further to a revision of its directors' remuneration policy in 2003, each outside director receives an annual base remuneration of $15,000. The Corporation has also granted to each of its outside directors, during the last quarter of 2003, options to purchase 30,000 Subordinate Voting Shares as an annual retainer for the years 2004, 2005 and 2006. The outside directors also receive an attendance fee of $1,500 for each Board meeting attended and a daily compensation of $1,500 for special work designated by the Board of Directors, if any. Attendance fees are reduced to $750 per meeting for a director participating in a Board meeting by telephone, teleconference or any other telecommunication device. The Chairs of the Audit Committee and the Corporate Governance Committee receive additional annual retainers of $20,000 and $5,000, respectively. In addition, an attendance fee of $1,000 is paid to each outside director attending Committee meetings, such fee being reduced to $500 for participation by telephone or by any other telecommunication device.

B.       COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth detailed information on the compensation of the Executive Chairman of the Board, the President and Chief Executive Officer and the Corporation's three other most highly compensated executive officers (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2003, 2002 and 2001.

         The aggregate amount of cash compensation paid by the Corporation to the Named Executive Officers in consideration for services rendered during the financial year ended December 31, 2003 was $1,811,013.

                           SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------------
                                        ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                                 -------------------------------------------------------------------------
                                                                              AWARDS             PAYOUTS
                                                                   ---------------------------------------

                                                                    SECURITIES
                                                          OTHER       UNDER
                                                         ANNUAL      OPTIONS/     SUBORDINATE               ALL
   NAME AND PRINCIPAL                                    COMPEN-       SARS      VOTING SHARES    LTIP     OTHER
       OCCUPATION         YEAR     SALARY      BONUS     SATION      GRANTED       OR UNITS      PAYOUTS  BENEFITS

                                     ($)        ($)        ($)         (#)            ($)          ($)       ($)

---------------------------------------------------------------------------------------------------------------------

 Eric Dupont, PhD         2003     300,000     100,000     --        75,000           --           --        --
 Executive Chairman of    2002     300,000     100,000     --       175,000           --           --        --
 the Board                2001     300,000     100,000     --        55,000           --           --        --

---------------------------------------------------------------------------------------------------------------------

 Gilles Gagnon            2003     248,302    125,000               140,000           --           --        --
 President and Chief      2002     191,300    100,000    22,917      60,000           --           --        --
 Executive Officer        2001     173,958    100,000      --       125,000           --           --        --

---------------------------------------------------------------------------------------------------------------------

 Prof. Dr. Jurgen Engel   2003     332,346(1) 55,391(1)  19,118(1)  120,000           --           --        --
 Executive Vice           2002       --         --         --          --             --           --        --
 President, Global R&D    2001       --         --         --          --             --           --        --
 and Chief Operating
 Officer

---------------------------------------------------------------------------------------------------------------------

 Dennis Turpin            2003     159,321      90,000     --        60,000           --           --        --
 Vice President and       2002     150,000      75,000     --       140,000           --           --        --
 Chief Financial          2001     150,000      50,000     --        92,500           --           --        --
 Officer

---------------------------------------------------------------------------------------------------------------------

 Matthias Rischer         2003    139,769(1)  80,771(1)  6,461(1)    60,000           --           --        --
 Vice President           2002       --         --         --          --             --           --        --
 Pharmaceutical           2001       --         --         --          --             --           --        --
 Development
---------------------------------------------------------------------------------------------------------------------

(1) Amounts actually paid in Euros and converted to Canadian dollars at an average exchange rate of CDN $1.00 to E0.6319.

C.       STOCK OPTION PLAN

         The Corporation has established a stock option plan for its directors, executive officers, employees, members of the Scientific Advisory Board and persons providing continuous services to the Corporation (the "Plan") in order to attract and retain these persons, who will be motivated to work towards ensuring the Corporation's success. The Board has full and complete authority to interpret the Plan and to establish the applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation. Subject to regulatory approval, the Board may, at any time, amend, suspend or terminate the Plan, in whole or in part. Individuals eligible to participate under the Plan will be determined by the Board of Directors or the Corporate Governance Committee, as the case may be.

         All of the options that are granted under the Plan may be exercised within a maximum period of ten years following the date of their grant. The Board of Directors or the Corporate Governance Committee, as the case may be, designates, in its discretion, the option recipients to whom the stock options are granted and determines the number of Subordinate Voting Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date and any other question relating thereto, in each case in accordance with the applicable rules and regulations of the securities regulatory authorities. The price at which the Subordinate Voting Shares may be purchased may not be lower than the greater of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange (the "TSX") and the NASDAQ Stock Market (the "NASDAQ"), on the last trading day preceding the date of grant of the option. Any option issued is non-transferable.

         The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 4,069,352 shares. The maximum number of Subordinate Voting Shares that may be optioned in favour of any individual shall not exceed 5% of the number of outstanding shares.

         On February 26, 2004, the directors of the Corporation passed a resolution in order, among other things, to amend and restate the Plan by increasing the maximum number of Subordinate Voting Shares that are issuable under the Plan, as more fully described in this Circular under Item 16, "Amendments to the Stock Option Plan". The Board of Directors also approved an amendment to the Plan whereby the shares issuable upon the exercise of options under the Plan shall be redesignated from Subordinate Voting Shares to Common Shares. This amendment is subject to the requisite majority of the Corporation's shareholders having approved the proposed modifications to the Corporation's Articles, as more fully described at Item 15 of this Management Proxy Circular, "Modifications to the Articles of the Corporation", and it will only take effect as of the date the Corporation receives a Certificate of Amendment in respect of the amendments to its share capital described at Item 15.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

         The following table indicates the individual grants of securities to the Named Executive Officers during the financial year ended December 31, 2003. The aggregate number of Subordinate Voting Shares covered by options granted during such period was 1,074,564 at prices varying from $3.85 to $8.63 per Subordinate Voting Share, establishing at 3,197,435 the total number of Subordinate Voting Shares covered by options granted and outstanding pursuant to the Plan as at December 31, 2003. During the financial year ended December 31, 2003, 141,965 options were exercised at prices varying from $4.75 to $8.15.

------------------------------------------------------------------------------------------------------------------------

                                           % OF TOTAL OPTIONS  EXERCISE PRICE      MARKET VALUE
                        SECURITIES UNDER     GRANTED DURING    OR BASIC PRICE      OF SECURITIES
         NAME            OPTIONS GRANTED     FINANCIAL YEAR       PER SHARE     UNDERLYING OPTIONS    EXPIRATION DATE
                                                                               ON THE DATE OF GRANT

                               (#)                 (%)         ($ / SECURITY)     ($ / SECURITY)
------------------------------------------------------------------------------------------------------------------------
  Eric Dupont, PhD           75,000                7.0              3.76               3.76          December 10, 2013
------------------------------------------------------------------------------------------------------------------------
  Gilles Gagnon              40,000                3.7              4.45               4.45          December 31, 2012
                             100,000               9.3              3.76               3.76          December 10, 2013
------------------------------------------------------------------------------------------------------------------------
  Jurgen Engel               60,000                5.6              4.45               4.45          December 31, 2012
                             60,000                5.6              3.76               3.76          December 10, 2013
------------------------------------------------------------------------------------------------------------------------
  Dennis Turpin              60,000                5.6              3.76               3.76          December 10, 2013
------------------------------------------------------------------------------------------------------------------------
  Matthias Rischer           30,000                2.8              4.45               4.45          December 31, 2012
                             30,000                2.8              3.76               3.76          December 10, 2013
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

         The following table summarizes for each of the Named Executive Officers the number of shares acquired on options exercised, if any, during the financial year ended December 31, 2003, the aggregate value realized upon exercise, the total number of shares covered by unexercised options, if any, held at December 31, 2003, and the value of such unexercised options as at the same date.

------------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED
         NAME           SECURITIES ACQUIRED      AGGREGATE VALUE     UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS
                            ON EXERCISE             REALIZED               FY-END 2003           AT FY-END 2003(1)
                                (#)                    ($)                     (#)                      ($)
                                                                          EXERCISABLE/             EXERCISABLE/
                                                                          UNEXERCISABLE            UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------------
Eric Dupont, PhD                 --                     --               125,000/155,000             --/40,500
------------------------------------------------------------------------------------------------------------------------
Gilles Gagnon                    --                     --               113,667/253,000             --/54,000
------------------------------------------------------------------------------------------------------------------------
Jurgen Engel                     --                     --                  --/120,000               --/32,400
------------------------------------------------------------------------------------------------------------------------
Dennis Turpin                    --                     --               122,500/157,500             --/32,400
------------------------------------------------------------------------------------------------------------------------
Matthias Rischer                 --                     --                  --/60,000                --/16,200
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of a Subordinate Voting Share on the TSX at December 31, 2003, namely $4.30. These values have not been and may never be realized. The options have not been and may never be exercised; and actual gains, if any, upon exercise will depend upon the value of the Subordinate Voting Shares on the date of the exercise. There can be no assurance that these values will ever be realized. Values of unexercised options are based on the exercise price of $3.76.


D.       REPORT OF THE CORPORATE GOVERNANCE COMMITTEE ON EXECUTIVE COMPENSATION

COMPOSITION OF THE COMMITTEE

         On December 31, 2003, the Corporate Governance Committee (the "Committee") was composed of Dr. Eric Dupont, Dr. Pierre Laurin, Mr. Pierre MacDonald and Mr. Henri A. Roy.

MANDATE OF THE COMMITTEE

         The Committee, which was formed on May 16, 1996, is entrusted with examining matters related to the appointment and compensation of the Corporation's executive officers, including the Executive Chairman of the Board and the President and Chief Executive Officer, in view of making recommendations to the Board. The Committee also reports to the Board on options granted. It reviews the composition of both the Board and its committees and proposes and recommends candidates for election or appointment to the Board. Finally, the Committee is responsible for examining the terms and conditions of the aggregate compensation plans of the Corporation and verifying the competitiveness thereof in relation to companies carrying on activities similar to those of the Corporation.

EXECUTIVE COMPENSATION POLICY

         An aggregate compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

         In accordance with this policy, the compensation of the Corporation's executive officers is based on three principal elements: (i) basic salary; (ii) performance bonuses; and (iii) the award of stock options. The Corporation intends to pay a competitive aggregate compensation that includes an incentive related to the attainment of corporate results in addition to basic salary in accordance with a reference market. The incentive compensation is granted on the basis of criteria approved by the Committee.

SHORT-TERM INCENTIVE COMPENSATION

         The short-term incentive plan sets out the allocation of incentive awards based on the financial results and the achievement of the Corporation's strategic objectives. These objectives are set at the beginning of each financial year as part of the revision of corporate strategies.

         In the case of executive officers, incentive awards may vary in accordance with the attainment of the Corporation's financial and strategic objectives.

LONG-TERM COMPENSATION OF EXECUTIVE OFFICERS

         The long-term component of the officers' aggregate compensation is based exclusively on the Corporation's Stock Option Plan. This Plan permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities.

CONTROL AND REVISION OF THE COMPENSATION PLAN

         The Committee must ensure that the compensation of the Corporation's officers is consistent with the aggregate compensation policy of the Corporation. The relative situation of the Corporation with regard to compensation is determined annually by means of studies, with respect to a reference market, composed of comparable businesses. Internal equity analyses are also conducted in order to make the required adjustments.

COMPENSATION OF THE EXECUTIVE CHAIRMAN OF THE BOARD AND THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

         The compensation of the Executive Chairman of the Board is governed by an individual contractual agreement. On October 23, 1993, Dr. Eric Dupont signed an exclusive agreement with the Corporation having an initial term of five years and renewable annually thereafter. This contract included a non-competition clause in favour of the Corporation. The compensation of the President and Chief Executive Officer is along the lines of the Corporation's policy on management compensation. The President and Chief Executive Officer's contract of employment also contains a non-competition clause but does not provide for any specific plan of remuneration.

CONCLUSION

         In accordance with the Corporation's executive compensation policy, a significant portion of the compensation of its executive officers is related to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the Corporation's publicly traded shares and their long-term appreciation. The Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

         If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

         By the Corporate Governance Committee:

         Eric Dupont, PhD
         Pierre Laurin
         Pierre MacDonald
         Henri A. Roy

10.      INDEBTEDNESS OF DIRECTORS AND OFFICERS

         Neither at any time during the financial year ended December 31, 2003 nor as at April 23, 2004 did any of the directors and officers of the Corporation owe it any amount in respect of the purchase of securities of the Corporation or otherwise. On March 29, 2004, the Board of Directors of the Corporation adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers and (ii) modifying the material terms of any such existing loans.


11.      PERFORMANCE GRAPH

         On December 31, 2003, the closing price of the Subordinate Voting Shares on the TSX was $4.30 per share. The following graph shows the cumulative return of a $100 investment in the Subordinate Voting Shares, made on December 31, 1998, initially, on the Montreal Exchange and as at December 6, 1999 on the TSX (as of which date all trading had to be effected on the TSX), compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.


                                   [GRAPHIC]


12.      STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         In compliance with the rules of the TSX, the Corporation must disclose information with respect to its corporate governance practices as compared to the guidelines provided for in the TSX Company Manual (the "TSX Guidelines"). The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporate Governance Committee of the Board of Directors makes recommendations regarding the compliance of the Corporation's practices with the TSX Guidelines and oversees disclosure obligations related thereto. The Corporate Governance Committee has also been reviewing the proposed amendments to the TSX Guidelines published in the spring and fall of 2002, as well as the proposed corporate governance practices and disclosure rules published by the Canadian Securities Administrators in January 2004. Once new guidelines or regulations are adopted and published in final form, the Board will re-assess its corporate governance practices and make any necessary changes. Schedule A to this Management Proxy Circular sets out a description of the Corporations' corporate governance practices in tabular form with reference to the TSX Guidelines but also taking into account, where appropriate, some of the proposed modifications and the effect of the recently enacted SARBANES-OXLEY ACT in the United States as well as the rules of the NASDAQ.

13.      INSURANCE OF DIRECTORS AND OFFICERS

         The Corporation purchases liability insurance for the benefit of its directors and officers, which protects them against certain liabilities contracted by them while acting in such capacity. In 2003, this insurance provided a maximum coverage of $20,000,000 per event and policy year. For the financial year ended December 31, 2003, the premium paid by the Corporation was $654,000. When the Corporation is authorized or required to indemnify insured persons, a deductible of $250,000 applies, except for securities-based claims, for which the deductible is $1,000,000.

14.      APPOINTMENT OF AUDITORS

         Management of the Corporation proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation. PricewaterhouseCoopers have acted as auditors of the Corporation since the financial year ended December 31, 1993.

         In addition to performing the audit of the Corporation's consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Corporation and they billed the Corporation the following fees for each of the Corporation's two most recently completed financial years:

---------------------------------------------------------------------------------------------------------------------
                                                FINANCIAL YEAR ENDED                   FINANCIAL YEAR ENDED
                                                  DECEMBER 31, 2003                     DECEMBER 31, 2002
                 FEES                                    ($)                                   ($)
---------------------------------------------------------------------------------------------------------------------

Audit Fees(1)                                           333,329                                192,218
---------------------------------------------------------------------------------------------------------------------

Audit-Related Fees(2)                                     3,000                                  8,300
---------------------------------------------------------------------------------------------------------------------

Tax Fees(3)                                              45,616                                  8,475
---------------------------------------------------------------------------------------------------------------------

All other Fees(4)                                        60,850                                 16,207
---------------------------------------------------------------------------------------------------------------------

         TOTAL FEES:                                    442,795                                225,200
---------------------------------------------------------------------------------------------------------------------

(1) Refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2) Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions.

(3)  Incurred in respect of tax compliance, tax planning and tax advice.

(4) Refers to all fees not included in audit fees, audit-related fees or tax fees.

         UNLESS INSTRUCTED TO ABSTAIN FROM VOTING WITH REGARD TO THE APPOINTMENT OF AUDITORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AND AUTHORIZING THE DIRECTORS OF THE CORPORATION TO DETERMINE THEIR COMPENSATION.


15.      MODIFICATIONS TO THE ARTICLES OF THE CORPORATION

CHANGING THE CORPORATION'S LEGAL NAME

         Since the acquisition by the Corporation of Zentaris AG ("Zentaris") in December 2002, the Corporation has evolved into a biopharmaceutical company with international activities. In addition to owning a deep portfolio of novel products in oncology and endocrinology, the Corporation now has both the scientific and pharmaceutical expertise that reflects the know-how of highly qualified and experienced scientists. This expertise enables the Corporation to engage in pharmaceutical activities from drug discovery to drug approval.

         The integration of Zentaris being successfully completed, it is now becoming essential to standardize the Corporation's image in order to demonstrate its progress during the last few months. Changing the Corporation's name is an integral part of its new corporate development plan, which includes the following elements:

         (i) gaining recognition for the deep and diversified new pipeline of products obtained following the acquisition of Zentaris;

         (ii) highlighting the evolution of the Corporation from a "one drug biotech" company to a "multiple compounds" biopharmaceutical company;

         (iii)    demonstrating a global perspective; and

         (iv) facilitating the creation of shareholder value through the new image of a fully integrated international company.

         In view of each of the above factors, the Board of Directors of the Corporation unanimously resolved on March 29, 2004, that the Corporation change its name to AEterna Zentaris Inc.

AMENDMENTS TO SHARE CAPITAL

         The authorized share capital of the Corporation currently consists of an unlimited number of Multiple Voting Shares without par value, an unlimited number of Subordinate Voting Shares without par value, an unlimited number of First Preferred Shares without par value, issuable in series, and an unlimited number of Second Preferred Shares without par value, issuable in series.

         The shares conferring voting rights to the shareholders of the Corporation are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share carries with it the right to ten votes and each Subordinate Voting Share carries with it the right to one vote. As at April 1, 2004, there were 45,440,242 Subordinate Voting Shares issued and outstanding and no preferred shares issued and outstanding.

         Effective May 29, 2003, Dr. Eric Dupont, the Executive Chairman of the Board, in accordance with the Articles of the Corporation, voluntarily converted all of his 4,725,000 Multiple Voting Shares into the same number of Subordinate Voting Shares, such that, as of the conversion date, there were no longer any Multiple Voting Shares issued and outstanding, the only class of outstanding voting and participating shares of the Corporation being the Subordinate Voting Shares.

         Applicable rules of the TSX prevent the Corporation from reducing the voting power of the holders of its Subordinate Voting Shares, including through future issuances of Multiple Voting Shares.

         Therefore, on February 26, 2004, the Board of Directors of the Corporation unanimously recommended that the Corporation amend its Articles in order to (i) create a new class of Common Shares containing the terms and conditions described in the draft Articles of Amendment reproduced at Schedule C hereto, (ii) exchange each one issued and outstanding Subordinate Voting Share into one Common Share, and (iii) remove and repeal the old classes of Subordinate Voting Shares and Multiple Voting Shares, as well as the rights, privileges restrictions and conditions attaching thereto.

         The Corporation seeks its shareholders' approval of Special Resolution 2004-1 reproduced at Schedule B to this Management Proxy Circular, which would, if adopted, authorize the Corporation to apply for a Certificate of Amendment under section 173 of the CANADA BUSINESS CORPORATIONS ACT amending its Articles in order to change its legal name and share capital as described above.

         In order for Special Resolution 2004-1 to be adopted, shareholders having at least two-thirds of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy must vote in favour of such resolution. The Board of Directors of the Corporation recommends that shareholders vote in favour of Special Resolution 2004-1.

         UNLESS INSTRUCTED OTHERWISE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF SPECIAL RESOLUTION 2004-1.

         Should Special Resolution 2004-1 be approved by the requisite majority of shareholders, the Corporation will file Articles of Amendment as soon as practicable following the Meeting. In addition, following the receipt of the Certificate of Amendment in respect of such Articles of Amendment, the Corporation intends to restate its Articles by applying for a Restated Certificate of Incorporation, in respect of which shareholder approval is neither required nor will it be sought.


16.      AMENDMENTS TO THE STOCK OPTION PLAN

         At the Meeting, shareholders will be asked to consider, and if deemed advisable, to adopt Resolution 2004-2 ratifying and approving certain amendments to the Plan which the Corporation's directors unanimously approved on February 26, 2004, subject to having obtained shareholder and regulatory approval.

         The material amendment proposed to be made to the Plan is to set the maximum number of shares which may be set aside for issuance under the Plan at 4,543,744 (the "New Maximum"). Initially, the Plan was adopted by the Corporation on November 7, 1995, and it was amended on June 18, 1997, May 5, 1999, June 8, 2000, May 23, 2001, June 12, 2002 and May 29, 2003, each time in order to increase the number of Subordinate Voting Shares issuable under the Plan. The shares that are currently issuable under the Plan are the Corporation's Subordinate Voting Shares. As described in detail under Item 15 of this Management Proxy Circular, "Modifications to the Articles of the Corporation", the Corporation is asking its shareholders at the Meeting to approve certain amendments to its share capital, including the exchange of each issued and outstanding Subordinate Voting Share for one newly created Common Share. Consequently, for the purposes of this Item 16 of the Management Proxy Circular, when the term "Plan Shares" is used, it refers to the Corporation's Subordinate Voting Shares and, following the aforementioned exchange of Subordinate Voting Shares for Common Shares (provided the requisite shareholder approval shall have been obtained), then such term shall refer to the Corporation's Common Shares.

         The Corporation, like other companies in the biopharmaceutical industry, considers the use of a stock option plan to be an important means of attracting, retaining and motivating qualified personnel. Management is of the opinion that the fact that some of the Corporation's employees have options contributes to the overall success and rapid growth of the Corporation. In making the decision to amend the Plan, the Corporate Governance Committee and the Board of Directors considered a number of factors, including the number of options currently outstanding under the Plan, the Corporation's human resources requirements, competitive benchmarks and the anticipated need to grant options in the future. Based on a review of each of these factors, the directors have unanimously determined that the proposed changes, including, among other things, the setting of a maximum number of Plan Shares reserved for issuance under the Plan, are both reasonable and in the best interests of the Corporation.

         The proposed New Maximum is intended to allow the Corporation to continue (as has been the Corporation's practice in the past) to have 10% of the total of Plan Shares available for issuance pursuant to the exercise of options in the form of "Unexercised Options" and "Options Available for Issue". With the establishment of the New Maximum at 4,543,744 Plan Shares, an additional 718,307 Plan Shares will be listed and reserved for issuance pursuant to the Plan. As at February 26, 2004, there were 2,988,859 options outstanding and unexercised and 836,578 options available for granting. Taking into account the additional Plan Shares to be listed pursuant to the New Maximum, there will be 1,554,885 Plan Shares available for issuance pursuant to the exercise of options that have yet to be granted. The proposed New Maximum represents 10% of the total aggregate number of issued and outstanding Plan Shares as at February 26, 2004. An aggregate of 2,378,757 Plan Shares have been issued further to exercises of stock options since the enactment of the Plan and the granting of stock options on an individual basis in 1995.

         Resolution 2004-2, a copy of which is reproduced at Schedule B to this Management Proxy Circular, has been approved by the TSX and must also be approved by a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy. The Board of Directors of the Corporation recommends that shareholders vote in favour of Resolution 2004-2.

         UNLESS INSTRUCTED OTHERWISE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF RESOLUTION 2004-2.


17.      INTRODUCTION OF A SHAREHOLDER RIGHTS PLAN

         On March 29, 2004, the Board of Directors of the Corporation approved the adoption of a shareholder rights plan (the "Rights Plan"). As part of the Rights Plan, the Corporation entered into a shareholder rights plan agreement dated March 29, 2004 with National Bank Trust Inc. (the "Rights Agreement"). The Rights Plan became effective on March 29, 2004 (the "Effective Date"). Under the listing policies of the TSX, shareholder rights plans must be ratified by shareholders of a listed company within six months of their adoption. The TSX has advised the Corporation that this requirement will be satisfied in respect of the Rights Plan if the resolution approving the Rights Plan, namely Resolution 2004-3, a copy of which is reproduced at Schedule B to this Management Proxy Circular, is approved by a majority of the votes cast at the Meeting.

OBJECTIVES AND BACKGROUND OF THE RIGHTS PLAN

         The fundamental objectives of the Rights Plan are to provide adequate time for the Corporation's Board of Directors and shareholders to assess an unsolicited take-over bid for the Corporation, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid.

         The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a "Permitted Bid", which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Corporation's Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Shares (as defined below), other than the acquiror, will be able to purchase additional Shares at a significant discount to market, thus exposing the person acquiring Shares to substantial dilution of its holdings.

         Currently, the Board of Directors of the Corporation is not aware of any pending or threatened take-over bid for the Corporation and, as discussed below, the Board of Directors of the Corporation recommends the ratification, confirmation and approval by shareholders of the Rights Plan.

         In adopting the Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. The Board of Directors believes that such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or give the Board sufficient time to develop alternatives for maximizing shareholder value. Shareholders may also feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the Subordinate Voting Shares of the Corporation, or, if the required majority of shareholders vote in favour of Special Resolution 2004-1 reproduced in Schedule B to this Management Proxy Circular to exchange, on a one-for-one basis, all issued and outstanding Subordinate Voting Shares for Common Shares (see Item 15, "Modifications to the Articles of the Corporation"), of such a partial bid for less than all of the Common Shares of the Corporation then issued and outstanding (the Subordinate Voting Shares or the Common Shares, as the case may be, being referred to as the "Shares" for the purposes of this Item 17), where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares. Finally, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

         It is neither the intention of the Board of Directors in recommending the confirmation and ratification of the Rights Plan to secure the continuance of the directors or Management of the Corporation nor to preclude a bid for control of the Corporation. The Rights Plan provides various mechanisms whereby shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of the take-over bid that does not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation.

         A recent number of decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only insofar as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed. The Corporation's Rights Plan does not preclude any shareholder from using the proxy mechanism of the CANADA BUSINESS CORPORATIONS ACT, the Corporation's governing corporate statute, to promote a change in the management or direction of the Corporation, and it will have no effect on the rights of holders of the Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

         In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans in force at such time. The Board of Directors believes that this demonstrates that the existence of a shareholder rights plan does not itself prevent the making of an unsolicited bid. Furthermore, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the Corporation's Rights Plan would serve to bring about a similar result.

         The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the rights separate from the Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

SUMMARY OF THE RIGHTS PLAN

         The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms of the Rights Agreement. To obtain copies of the Rights Agreement, send your request to: National Bank Trust Inc., Corporate Secretary's Office, 1100, University Street, 9th Floor, Montreal, Quebec, H3B 2G7.

OPERATION OF THE RIGHTS PLAN

         Pursuant to the terms of the Rights Agreement, one right will be issued in respect of each Share outstanding as at the close of business on March 29, 2004 (the "Record Time"). In addition, one right will be issued for each additional Share issued after the Record Time and prior to the earlier of the Expiration Time and the Separation Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Shares as determined at the Separation Time, multiplied by five, subject to certain adjustments, and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right will entitle the holder thereof, other than an Acquiring Person (as defined below), to purchase from the Corporation one

Share upon payment to the Corporation of 50% of the Market Price of the Shares of the Corporation on the TSX on the date of consummation or occurrence of such Flip-in Event, subject to certain anti-dilution adjustments.

TRADING OF RIGHTS

         Until the Separation Time, the rights trade with the Shares and are represented by the same share certificates as the Shares or an entry in the Corporation's securities register in respect of any outstanding Shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the Shares. The rights do not carry any of the rights attaching to the Shares such as voting or dividend rights.

SEPARATION TIME

         The rights will separate from the Shares to which they are attached and become exercisable at the time (the "Separation Time") of the close of business on the eighth business day after the earliest to occur of:

1. the first date (the "Stock Acquisition Date") of a public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

2. the date of the commencement of, or first public announcement of the intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid or a share exchange bid for more than 20% of the outstanding Shares of the Corporation other than a Permitted Bid or a Competing Permitted Bid (as defined below); and

3. the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such.

         The Separation Time can also be such later time as may from time to time be determined by the Board of Directors.

FLIP-IN EVENT

         The acquisition by a person (an "Acquiring Person"), including others acting jointly or in concert with such person, of more than 20% of the outstanding Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or in certain other limited circumstances described in the Rights Plan, is referred to as a "Flip-in Event".

DEFINITION OF MARKET PRICE

         Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the average of the daily closing prices per Share on each of the 20 consecutive Trading Days (as defined below) through and including the Trading Day immediately preceding such date of determination; subject to certain exceptions. Trading Day is generally defined as the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which the Shares are listed or admitted to trading is open for the transaction of business.

EXERCISE OF RIGHTS

         Upon the Separation Time or the effective date of the Flip-in Event, whichever occurs first, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Corporation one Share upon payment to the Corporation of 50% of the Market Price of the Shares of the Corporation on the Stock Acquisition Date subject to certain anti-dilution adjustments.

PERMITTED BID REQUIREMENTS

         The requirements of a Permitted Bid include the following:

1.       the take-over bid must be made by means of a take-over bid circular;

2. the take-over bid must be made to all holders of Shares wherever resident, on identical terms and conditions, other than the bidder;

3. the take-over bid must not permit Shares tendered pursuant to the bid to be taken up or paid for (a) prior to the close of business on a date which is not less than 60 days following the date of the bid, and (b) then only if at such date more than 50% of the then outstanding Shares held by shareholders other than any other Acquiring Person, the bidder, the bidder's affiliates or associates, persons acting jointly or in concert with the bidder and any employee benefit plan, deferred profit-sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or any of its subsidiaries, unless the beneficiaries of such plan or trust direct the manner in which the Shares are to be voted or direct whether the Shares are to be tendered to a take-over bid (the "Independent Shareholders"), have been deposited or tendered to the take-over bid and not withdrawn;

4. the take-over bid must allow Shares to be deposited, unless the take-over bid is withdrawn, at any time up to the close of business on the date that the Shares are to be first taken up and paid for;

5. the take-over bid must allow Shares to be withdrawn until taken up and paid for; and

6. if more than 50% of the then outstanding Shares of the Corporation held by Independent Shareholders are deposited or tendered to the take-over bid and not withdrawn, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Shares for not less than 10 days from the date of such public announcement.

         The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirements set out in clauses 3 and 6 above and must not permit Shares tendered or deposited pursuant to the bid to be taken up or paid for (a) prior to the close of business on a date which is not earlier than the latter of the last day on which the bid must be open for acceptance after the date of the bid under applicable Canadian provincial securities legislation and the earliest date on which Shares of the Corporation may be taken up and paid for under any earlier Permitted Bid or Competing Permitted Bid that is then in existence, and
(b) then only if at such date more than 50% of the then outstanding Shares held by the Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn. In the event that the requirement set forth in (b) of this paragraph is satisfied, the competing bidder must make a public announcement of the fact and the take-over bid must remain open for deposits and tenders of Shares for not less than 10 days from the date of such public announcement.

WAIVER AND REDEMPTION

         The Board may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Corporation. In such an event, such waiver shall also be deemed to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares prior to the expiry of the first mentioned take-over bid.

         The Board may, at any time prior to the Separation Time, elect to redeem all but not less than all of the outstanding rights at a price of $0.0001 each.

AMENDMENT TO THE RIGHTS AGREEMENT

         The Rights Agreement may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder, without the approval of the holders of the Shares or rights. Prior to the Separation Time, the Corporation may, with the prior consent of the holders of Shares, amend, vary or delete any of the provisions of the Rights Agreement in order to effect any changes which the Board, acting in good faith, considers necessary or desirable. The Corporation may, with the prior consent of the holders of rights, at any time after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of the Rights Agreement.

FIDUCIARY DUTY OF BOARD

         The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Board will continue to have the duty and power to take such actions and make such recommendations to the Corporation's shareholders as are considered appropriate.

EXEMPTIONS FOR INVESTMENT ADVISORS

         Investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS OF THE RIGHTS PLAN

         The Corporation will not be required to include any amount in computing its income for the purposes of the INCOME TAX ACT (Canada) (the "ITA") as a result of the issuance of the rights.

         Under the ITA, the issuance of rights to a recipient could be considered a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not resident in Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The Corporation considers that the rights will have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable or are exercised. A holder of rights may be subject to tax under the ITA in respect of the proceeds of disposition of such rights.

         THIS STATEMENT IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO CONSTITUTE NOR SHOULD IT BE CONSTRUED TO CONSTITUTE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF SHARES. SUCH SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF ACQUIRING, HOLDING, EXERCISING OR OTHERWISE DISPOSING OF THEIR RIGHTS, TAKING INTO ACCOUNT THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY APPLICABLE FEDERAL, PROVINCIAL, TERRITORIAL OR FOREIGN LEGISLATION.

TERM

         Unless terminated earlier in accordance with the applicable terms, the Rights Plan and the Rights Agreement will expire on the date on which the first annual meeting of the Corporation's shareholders is held following the third anniversary of the date of the Rights Agreement or, if the Independent Shareholders re-approve the Rights Plan at or prior to such annual meeting of shareholders, then on March 29, 2010 (the "Expiration Time").

ELIGIBILITY FOR INVESTMENT

         Provided that the Corporation remains a "public corporation" for purposes of the ITA at all material times, the rights will be qualified investments under the ITA for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit-sharing plans. The issuance of rights will not affect the status of the Shares of the Corporation under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.

         Resolution 2004-3, a copy of which is reproduced at Schedule B to this Management Proxy Circular, must be approved by a majority of the votes cast at the Meeting by all shareholders of the Corporation present or represented by proxy. The Board of Directors of the Corporation recommends that shareholders vote in favour of Resolution 2004-3.

         UNLESS INSTRUCTED OTHERWISE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF RESOLUTION 2004-3.


18.      SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

         Shareholder proposals must be submitted no later than January 28, 2005 in order that the Corporation may include them in the Management Proxy Circular that will be prepared and mailed in connection with the Corporation's annual meeting of shareholders in 2005.


19.      ADDITIONAL INFORMATION

         The Corporation will provide the following documents to any person or company upon request to the Corporate Secretary of the Corporation, at its head office at 1405 boulevard du Parc-Technologique, Quebec City, Quebec, G1P 4P5:

(i) one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon, both contained in the Corporation's 2003 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii)     one copy of this Management Proxy Circular.

         In addition, the Corporation's Annual Information Form will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, management proxy circulars and annual information forms, are also available on the SEDAR website at www.sedar.com.


20.      DIRECTORS' APPROVAL

         The contents and the sending of this Management Proxy Circular were approved by the Board of Directors of the Corporation on April 9, 2004.

Dated at Quebec City, Quebec, April 23, 2004.



/s/ Mario Paradis
-------------------------------
Mario Paradis, CA
Corporate Secretary

                                   SCHEDULE A

                            AETERNA LABORATORIES INC.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES


---------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES          COMMENTS
---------------------------------------------------------------------------------------------------------------------------
1.   BOARD SHOULD EXPLICITLY ASSUME          The mandate of the Board is to assume stewardship of the Corporation's
     RESPONSIBILITY FOR STEWARDSHIP OF       overall administration and to oversee the management of the Corporation's
     THE CORPORATION SPECIFICALLY FOR:       operations.

                                             In addition, on March 29, 2004, the Board of Directors adopted a "Code of
                                             Ethical Conduct", a copy of which is reproduced at Schedule E to this
                                             Management Proxy Circular (also available on the Corporation's website at
                                             www.aeterna.com). The Code of Ethical Conduct includes specific provisions dealing with integrity in accounting matters, conflicts of interest and compliance with applicable laws and regulations.
---------------------------------------------------------------------------------------------------------------------------

          (a)   ADOPTION OF A STRATEGIC      Prior to the beginning of each financial year, the Board receives and
                PLANNING PROCESS             approves the annual budget and the strategic objectives of the Corporation, which are submitted to it by Management. In addition, significant matters such as those related to the annual budget, strategic investments, as well as capital and operating expenditures exceeding a certain threshold of materiality are submitted to the Board.


         (b)   IDENTIFICATION OF PRINCIPAL   The Board identifies the Corporation's principal risks and manages these
               RISKS, AND IMPLEMENTING       risks through regular appraisal of Management's practices on an ongoing
               RISK MANAGEMENT SYSTEMS       basis.
---------------------------------------------------------------------------------------------------------------------------

         (c)   SUCCESSION PLANNING AND       When choosing senior management members, the Board strives for quality and
               MONITORING SENIOR MANAGEMENT  loyalty which are basic elements needed for the realization of the
                                             Corporation's objectives. Every year, the Corporate Governance Committee examines the performance, development and remuneration of senior executives in light of these objectives. The Board contemplates studying succession planning during the course of the next year.
---------------------------------------------------------------------------------------------------------------------------

         (d)   COMMUNICATIONS POLICY         The Vice President and Chief Financial Officer is responsible for the communications between Management and the Corporation's stakeholders. The
                                             Audit Committee reviews press releases containing the quarterly results of the Corporation prior to their release, these press releases being the responsibility of the Vice President and Chief Financial Officer along with communications with institutions and financial analysts. In addition, all press releases of the Corporation are reviewed by the President and Chief
                                             Executive Officer. The communications policy has been established in accordance with the relevant disclosure requirements under applicable
                                             Canadian and United States securities laws.
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES          COMMENTS
---------------------------------------------------------------------------------------------------------------------------

          (e)   INTEGRITY OF INTERNAL        The Audit Committee is responsible for assisting the Board in the
                CONTROL AND MANAGEMENT       fulfillment of its duties with respect to financial accounting and
                INFORMATION SYSTEMS          reporting practices as well as the adequacy and integrity of the
                                             Corporation's internal controls and management information systems.
---------------------------------------------------------------------------------------------------------------------------

2.   MAJORITY OF DIRECTORS SHOULD BE         The Board is composed of nine directors, of which five are unrelated. The
     "UNRELATED" (INDEPENDENT OF             Executive Chairman of the Board, Dr. Eric Dupont, holds more than 10% of
     MANAGEMENT AND FREE FROM                the voting rights of the Corporation, and SGF, represented by Mr. Henri A.
     CONFLICTING INTEREST) TO THE            Roy, its Chairman, President and General Manager, also holds more than 10%
     CORPORATION AND THE CORPORATION'S       of the voting rights. The Board believes that the current majority of
     SIGNIFICANT SHAREHOLDER, IF ANY         unrelated directors provides appropriate independent representation for the
                                             Corporation's public shareholders.
---------------------------------------------------------------------------------------------------------------------------

 3.   DISCLOSURE FOR EACH DIRECTOR           Dr. Eric Dupont - Related - Executive Chairman of the Board of the
      WHETHER HE OR SHE IS RELATED, AND      Corporation.
      HOW THAT CONCLUSION WAS REACHED        Mr. Gilles Gagnon - Related - President and Chief Executive Officer of the
                                             Corporation.
                                             Prof. Dr. Jurgen Engel - Related - Managing Director, Zentaris GmbH (a
                                             significant subsidiary of the Corporation) - Executive Vice President,
                                             Global Research and Development and Chief Operating Officer of the
                                             Corporation.
                                             Mr. Marcel Aubut - Related - Senior  partner of a law firm which  provides legal services to the Corporation on a regular basis.

                                             For the remainder of the proposed directors, none of them or their associates has any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the
                                             Corporation, other than interests arising from shareholding.

                                             Francis Bellido            Unrelated
                                             Stormy Byorum              Unrelated
                                             Pierre Laurin              Unrelated
                                             Pierre MacDonald           Unrelated
                                             Henri A. Roy               Unrelated

                                             The Board of Directors is of the view that each of its unrelated directors would also be "independent" within the meaning of Rules 4200 and 4200A of the Corporate Governance Rules of the NASDAQ as well as the proposed corporate governance practices and disclosure rules recently published by the Canadian Securities Administrators.
---------------------------------------------------------------------------------------------------------------------------

4.        (a)   APPOINT A COMMITTEE OF       At the present time, the Corporation has no formal procedures in place
                DIRECTORS RESPONSIBLE FOR    for recruiting new directors. It nevertheless proposes nominees annually
                PROPOSING TO THE FULL BOARD  for election to the Board and makes recommendations as to the composition
                NEW NOMINEES TO THE BOARD    of the committees of the Board.
                AND FOR ASSESSING DIRECTORS
                ON AN ONGOING BASIS
---------------------------------------------------------------------------------------------------------------------------

         (b)    COMPOSED EXCLUSIVELY OF      See item 4(a) above.
                NON-MANAGEMENT DIRECTORS,
                THE MAJORITY OF WHOM ARE
                UNRELATED
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES          COMMENTS
---------------------------------------------------------------------------------------------------------------------------

5.   IMPLEMENT A PROCESS FOR ASSESSING       The Corporate Governance Committee is responsible for developing and
     THE EFFECTIVENESS OF THE BOARD,         monitoring the Corporation's corporate governance practices, the
     ITS COMMITTEES AND DIRECTORS            functioning of the Board and the powers, mandates and performance of the
                                             Board committees.
---------------------------------------------------------------------------------------------------------------------------

6.   PROVIDE ORIENTATION AND EDUCATION       The Board ensures that every new director possesses the capacities,
     PROGRAMS FOR NEW DIRECTORS              expertise, availability and knowledge required to fill this position adequately. The Corporation also offers an orientation and training program to its newly elected Board members.
---------------------------------------------------------------------------------------------------------------------------

7.   CONSIDER REDUCING SIZE OF BOARD,        Management of the Corporation considers that the size of its Board (namely
     WITH A VIEW TO IMPROVING                nine members) is adequate to maintain the Board's effectiveness and for the
     EFFECTIVENESS                           stewardship of the Corporation.
---------------------------------------------------------------------------------------------------------------------------

8.   REVIEW COMPENSATION OF DIRECTORS        The Corporate Governance Committee reviews periodically the Corporation's
     IN LIGHT OF RESPONSIBILITIES AND        compensation policies in light of market conditions and responsibilities.
     RISKS                                   The Board has determined that the compensation paid to directors is adequate in light of the risks and responsibilities associated with their positions. Only external (i.e. non-management) directors are compensated in their capacity as members of the Board of Directors of the Corporation.
---------------------------------------------------------------------------------------------------------------------------

9.  COMMITTEES OF THE BOARD SHOULD           The Board has two committees, namely the Audit Committee and the Corporate
    GENERALLY BE COMPOSED OF OUTSIDE         Governance Committee. All members of the Audit Committee are external and
    (NON-MANAGEMENT) DIRECTORS, A            unrelated and a majority of the members of the Corporate Governance
    MAJORITY OF WHOM ARE UNRELATED           Committee are external and unrelated.

                                             The Audit Committee and the Corporate Governance Committee consist of three members and four members, respectively.

                                             Audit Committee

                                             Francis Bellido                     Unrelated
                                             Stormy Byorum                       Unrelated
                                             Pierre MacDonald                    Unrelated

                                             Corporate Governance Committee

                                             Eric Dupont                         Related
                                             Pierre Laurin                       Unrelated
                                             Pierre MacDonald                    Unrelated
                                             Henri A. Roy                        Unrelated

                                             The Board of Directors is of the view that each of the unrelated members of the Audit Committee and the Corporate Governance Committee as indicated
                                             above would be "independent" within the meaning of Rules 4200 and 4200A of the Corporate Governance Rules of the NASDAQ as well as the proposed corporate governance practices and disclosure rules recently published by the Canadian Securities Administrators.
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES          COMMENTS
---------------------------------------------------------------------------------------------------------------------------

10.  BOARD SHOULD EXPRESSLY ASSUME           The Corporate Governance Committee is responsible for developing and
     RESPONSIBILITY FOR, OR ASSIGN TO        monitoring the Board's corporate governance practices.
     A COMMITTEE GENERAL RESPONSIBILITY
     FOR, THE APPROACH TO CORPORATE
     GOVERNANCE ISSUES
---------------------------------------------------------------------------------------------------------------------------

11.  (a)   DEFINE LIMITS TO
           MANAGEMENT'S
           RESPONSIBILITIES BY
           DEVELOPING MANDATES FOR:
---------------------------------------------------------------------------------------------------------------------------

           (i)   THE BOARD                   The Board oversees the conduct and  supervises the  management of the business and affairs of the Corporation  pursuant to the powers vested in it under the CANADA BUSINESS CORPORATIONS  ACT and in accordance with the requirements thereof. The Board meets regularly to consider particular issues or conduct specific reviews whenever deemed appropriate. Any responsibility, which is not delegated to senior management or a committee of the Board, remains the responsibility of the Board.
---------------------------------------------------------------------------------------------------------------------------

          (ii)   THE CEO                     There is no formal process of developing mandates for the CEO.
---------------------------------------------------------------------------------------------------------------------------

     (b)  BOARD SHOULD APPROVE OR            The CEO and Management establish the corporate objectives of the
          DEVELOP CEO'S CORPORATE            Corporation annually which, in turn, are expected to be implemented by the
          OBJECTIVES                         CEO. These objectives receive Board approval.
---------------------------------------------------------------------------------------------------------------------------

12.  ESTABLISH PROCEDURES TO ENABLE          The Corporation does not currently have a member of the Board that is
     THE BOARD TO FUNCTION                   responsible for ensuring that the Board properly discharges its duties,
     INDEPENDENTLY OF MANAGEMENT             independent of Management. The Board does not deem it necessary to add structures to those that already exist to ensure its independence vis-a-vis
                                             Management.
---------------------------------------------------------------------------------------------------------------------------

13.  (a)   ESTABLISH AN AUDIT                The Audit Committee reviews the Corporation's annual and interim financial
           COMMITTEE WITH A                  statements before they are approved by the Board, oversees Management
           SPECIFICALLY DEFINED MANDATE      reporting on internal audits and controls and reviews the comments of the external auditors regarding internal control procedures. The Committee is also responsible for ensuring that the Corporation has in place adequate and efficient internal control systems to monitor the Corporation's financial information and that transactions involving the Corporation with related parties are made on terms that are fair to the Corporation. The
                                             Committee also examines the audit fees of the external auditors and submits the appropriate recommendations to the Board.

                                             The Audit Committee Charter was revised and approved by the Board of
                                             Directors on February 26, 2004. The revised version of such charter is reproduced at Schedule D to this Management Proxy Circular.
---------------------------------------------------------------------------------------------------------------------------

     (b)   ALL MEMBERS SHOULD BE             The Audit Committee is composed entirely of outside, non-management
           OUTSIDE OR NON-MANAGEMENT         directors who are also unrelated directors. The Board of Directors is of
           DIRECTORS                         the view that each of the members of the Audit Committee would also be
                                             "independent" within the meaning of Rules 4200 and 4200A of the Corporate
                                             Governance Rules of the NASDAQ as well as the proposed
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES          COMMENTS
---------------------------------------------------------------------------------------------------------------------------

                                             corporate governance practices and disclosure rules recently published by the Canadian Securities Administrators.
---------------------------------------------------------------------------------------------------------------------------

14.  IMPLEMENT A SYSTEM TO ENABLE            The Corporation has a practice of permitting the Board, any committee
     INDIVIDUAL DIRECTORS TO ENGAGE          thereof and any individual director to engage independent, external
     OUTSIDE ADVISORS, AT                    advisors at the Corporation's expense. Thus far, no member of the Board has
     CORPORATION'S EXPENSE                   requested the assistance of an outside adviser.
---------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE B

                            SPECIAL RESOLUTION 2004-1


RESOLVED AS SPECIAL RESOLUTION 2004-1:

         1. THAT the Corporation be, and it is hereby, authorized to apply for a Certificate of Amendment under Section 173 of the CANADA BUSINESS CORPORATIONS ACT amending its Articles as follows:

         (i) to change its name from "AEterna Laboratories Inc." to "AEterna Zentaris Inc.";

         (ii) to create a new class of shares, being an unlimited number of Common Shares having the rights, privileges, restrictions and conditions outlined in Schedule 1 to the Articles of Amendment of the Corporation and forming part thereof;

         (iii) to exchange each of the issued and outstanding Subordinate Voting Shares for one Common Share created by paragraph (ii) hereof; and

         (iv) following the changes effected by paragraphs (ii) and (iii) hereof, to remove and repeal the old classes of Subordinate Voting Shares and Multiple Voting Shares which the Corporation was authorized to issue before this amendment, including the rights, privileges, restrictions and conditions attaching to the Subordinate Voting Shares and the Multiple Voting Shares.

         2. THAT the Articles of Amendment of the Corporation shall be in the form and terms set forth in Schedule C to the Management Proxy Circular of the Corporation dated April 23, 2004 to form part hereof and they be hereby approved; and

         3. THAT any officer or any director of the Corporation be, and each is hereby, authorized and directed to sign and deliver, for and on behalf of the Corporation, the said Articles of Amendment and all such notices and other documents and do all such other acts and things as may be considered necessary or desirable to give effect to this Special Resolution 2004-1.




                                RESOLUTION 2004-2


RESOLVED AS RESOLUTION 2004-2:

         1. THAT the amendment to the Corporation's Stock Option Plan adopted by the Board of Directors on February 26, 2004, increasing the number of Subordinate Voting Shares (and, following the issuance of a Certificate of Amendment pursuant to the CANADA BUSINESS CORPORATIONS ACT whereby each Subordinate Voting Share shall be exchanged for one (1) Common Share of the Corporation, the Common Shares) that may be issued and sold pursuant to such plan to 4,543,744, be, and it is hereby, approved; and


         2. THAT any director or officer of the Corporation be, and each is hereby, authorized and directed to sign and deliver, for and on behalf of the Corporation, all such documents and do all such acts and things as may be considered necessary or desirable to give effect to this Resolution 2004-2.

                                RESOLUTION 2004-3

RESOLVED AS RESOLUTION 2004-3:


         1. THAT the Shareholder Rights Plan evidenced by the shareholder rights plan agreement entered into between the Corporation and National Bank Trust Inc., as Rights Agent, dated March 29, 2004 and substantially as described in the Management Proxy Circular of the Corporation dated April 23, 2004, be, and it is hereby, ratified and approved;

         2. THAT any officer or director of the Corporation be, and each is hereby, authorized and directed, for and on behalf of the Corporation, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

         3. THAT the Board of Directors of the Corporation be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this Resolution 2004-3.

                                   SCHEDULE C

-----------------------------------------------------------------------------------------------------------------------------
[GOVERNMENT OF CANADA LOGO]

       Industry Canada    Industrie Canada                  FORM 4                          FORMULAIRE 4
       Canada Business    Loi canadienne sur les     ARTICLES OF AMENDMENT             CLAUSES MODIFICATRICES
       Corporations Act   societes par action        (SECTIONS 27 OR 177)               (ARTICLES 27 OU 177)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
  1 -Name of the Corporation - Denomination sociale de la societe        2 -Corporation No. - N(degree)de la societe

     LES LABORATOIRES AETERNA INC. -                                        264271-9
     AETERNA LABORATORIES INC.

-----------------------------------------------------------------------------------------------------------------------------
  3 -The articles of the above-named corporation are amended as follows:
     Les statuts de la societe mentionnee ci-dessus sont modifies de la facon suivante :

         (i)      to change its name to AETERNA ZENTARIS INC.;

         (ii)     to create a new class of shares, being an unlimited number of Common Shares and to add the rights, privileges, restrictions and conditions attaching to the new class of Common Shares, the whole as set out in the annexed Schedule 1 which is incorporated in this form;

         (iii)    to change each issued and outstanding Subordinate Voting Share into one Common Share;

         (iv)     to cancel the Subordinate Voting Shares as a class, together with all authorized and unissued
                  Subordinate Voting Shares as well as the rights, privileges, restrictions and conditions attaching to the Subordinate Voting Shares;

         (v)      to cancel the Multiple Voting Shares as a class, together with all authorized and unissued
                  Multiple Voting Shares as well as the rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares, and so that the authorized share capital of the Corporation shall now consist of:

                  -        an unlimited number of Common Shares;

                  -        an unlimited number of First Preferred Shares, issuable in series; and

                  - an unlimited number of Second Preferred Shares, issuable in series.






-----------------------------------------------------------------------------------------------------------------------------
 Signature           Printed Name - Nom en lettres moulees     4 - Capacity of - En qualite de    5 - Tel. No. - No de tel.


-----------------------------------------------------------------------------------------------------------------------------
 FOR DEPARTMENTAL USE ONLY - A  L'USAGE DU MINISTERE SEULEMENT
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                                                                         [GOVERNMENT OF CANADA LOGO]


                                   SCHEDULE 1

                         TO THE ARTICLES OF AMENDMENT OF
                            AETERNA LABORATORIES INC.

The authorized share capital of AEterna Laboratories Inc. (the "CORPORATION") shall consist of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series. The rights, privileges, restrictions and conditions attaching to of the Common Shares are as follows:

                                    ARTICLE 1
                                  COMMON SHARES

1.1 VOTING RIGHTS. The holders of the Common Shares shall be entitled to one (1) vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote.

1.2 DIVIDEND RIGHTS. Subject to section 2.3 hereof, the holders of the Common Shares shall be entitled to receive such dividends as are declared by the Board of Directors of the Corporation on the Common Shares.

1.3 LIQUIDATION RIGHTS. The holders of the Common Shares shall be entitled to receive, subject to the other provisions hereof, the remaining property of the Corporation upon any liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary.

                                   SCHEDULE D



                             AUDIT COMMITTEE CHARTER



1.       MISSION STATEMENT

The Audit Committee will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the company's business, operations, and risks.


2.       POWERS

The board authorises the audit committee, within the scope of its responsibilities, to:

         2.1      Perform activities within the scope of its charter.

         2.2 Engage independent counsel and other advisers as it deems necessary to carry out its duties.

         2.3 Ensure the attendance of company officers at meetings as appropriate.

         2.4 Have unrestricted access to members of management, employees and relevant information.

         2.5 Establish procedures for dealing with concerns of employees regarding accounting or auditing matters.

         2.6 Establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters.

         2.7 Be directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor.

         2.8 Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.


3.       ORGANIZATION

         MEMBERS

         3.1 The Audit Committee shall be formed of three members, each of which shall be a director not holding a management function.

         3.2 Each member shall provide a useful contribution to the Committee.

         3.3      All members shall be independent of management.

         3.4 The chairperson of the Audit Committee shall be appointed by the Board from time to time.

         3.5      The term of the mandate of each member shall be one year.

         3.6      The quorum requirement for any meeting shall be two members.

         3.7 The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.


         ATTENDANCE AT MEETINGS

         3.8 If deemed necessary, the Audit Committee may invite other individuals (such as the Senior Vice President and COO, the Executive Vice President or the Vice President and CFO).

         3.9 External auditors shall be invited, if needed, to make presentations to the Audit Committee.

         3.10 The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

         3.11 The audit committee will meet with the external auditors at least once a year without management present.


         3.12     The minutes of each meeting shall be recorded.


4.       ROLE AND RESPONSIBILITIES

         INTERNAL CONTROL

         4.1 Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities.

         4.2 Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

         4.3 Gain an understanding of the current areas of financial risk and how these are being handle by the management.

         4.4 Focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

         4.5 Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

         4.6 Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

         FINANCIAL REPORTING

         a)     GENERAL

         4.7 Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

         4.8 Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

         b)     ANNUAL FINANCIAL STATEMENTS

         4.9 Review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

         4.10 Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

         4.11 Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

         4.12 Meet with management and the external auditors to review the financial statements and the results of the audit.

         4.13 Consider management's handling of proposed audit adjustments identified by the external auditors.

         4.14 Review the MD&A and other sections of the annual report before its release and consider whether the information is adequate and consistent with members' knowledge about the company and its operations.

         4.15 Ensure that the external auditors communicate certain required matters to the Committee.

         c)     INTERIM FINANCIAL STATEMENTS

         4.16 Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

         4.17 Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

         4.18 To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management and from the external auditors on whether.

                  o Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;
                  o Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices;
                  o Generally accepted accounting principles have been consistently applied;
                  o There are any actual or proposed changes in accounting or financial reporting practices;

                  o There are any significant or unusual events or transactions;
                  o The company's financial and operating controls are functioning effectively;
                  o The company has complied with the terms and conditions of loan agreements or security indentures; and
                  o The interim financial statements contain adequate and appropriate disclosures.

         4.19 Ensure that the external auditors communicate certain required matters to the Committee.

         EXTERNAL AUDIT

         4.20 Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

         4.21 Consider the independence of the external auditor and any potential conflicts of interest.

         4.22 Review on an annual basis the performance of the external auditors and make recommendations to the board for the appointment, reappointment or termination of the appointment of the external auditors.

         4.23 Review the external auditors' proposed audit scope and approach for the current year in the light of the company's present circumstances and changes in regulatory and other requirements.

         4.24 Discuss with the external auditor any audit problems encountered in the normal course of audit work, including any restriction on audit scope or access to information.

         4.25 Discuss with the external auditor the appropriateness of the accounting policies applied in the company's financial reports and whether they are considered as aggressive, balanced or conservative.

         4.26 Review policies for the provision of non-audit services by the external auditor and where applicable the framework for pre-approval of audit and non-audit services.

         4.27 Ensure the company has appropriate policies regarding the hiring of audit firm personnel for senior positions after they have left the audit firm.

         COMPLIANCE WITH LAWS AND REGULATIONS

         4.28 Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

         4.29 Periodically obtain updates from management, general counsel, and tax director regarding compliance.

         4.30 Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

         4.31 Review the findings of any examinations by regulatory agencies.

         COMPLIANCE WITH CODE OF ETHICAL CONDUCT

         4.32 Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

         4.33 Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

         4.34 Review the program for monitoring compliance with the Code of Ethical Conduct.

         4.35 Periodically obtain updates from management and general counsel regarding compliance.

         OTHER RESPONSIBILITIES

         4.36 Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

         4.37 Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

         4.38 Review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

         4.39 Review the policies and procedures in effect for considering officers' expenses and perquisites.

         4.40 If necessary, institute special investigations and, if appropriate, hire special counsel or expert to assist.

         4.41     Perform other oversight functions as requested by the full
                  Board.

         4.42 Review and update the charter; receive approval of changes from the Board.

         REPORTING RESPONSIBILITIES

         4.43 Regularly update the Board of Directors about committee activities and make appropriate recommendations.

         4.44 Ensure the board is aware of matters that may significantly impact on the financial condition or affairs of the business.

         4.45 Prepare any reports required by law or listing rules or requested by the board, for example a report on the audit committee's activities and duties to be included in the section on corporate governance in the annual report.


         REVIEW OF THE COMMITTEE CHARTER

         4.46 Review the audit committee charter annually and discuss any required changes with the board.

         4.47 Ensure that the charter is approved or reapproved by the board.

                                   SCHEDULE E

                             CODE OF ETHICAL CONDUCT


AEterna Laboratories Inc. ("AEterna") and all of the directors, officers and employees of AEterna and its subsidiaries (collectively with AEterna, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

Accordingly, the Board of Directors of AEterna has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, AEterna's principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.

This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask the Corporate Secretary of AEterna (the "Compliance Officer"). Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Compliance Officer and ask for help.

Nothing in this Code of Ethical Conduct should be construed as changing the at will employment relationship between the Company and its employees.

POLICIES AND PRACTICE

GENERAL CONDUCT; CONFLICTS OF INTEREST

You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company.

You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied. You must report to the Compliance Officer any interest or relationship that you believe might compromise or appear to compromise your duty of loyalty to the Company or otherwise might present conflict of interest concerns. In addition, if you become aware of any conflict of interest on the part of anyone else at the Company, you must report it to the Compliance Officer.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which AEterna's securities are listed.

PUBLIC DISCLOSURE; CONFIDENTIALITY OF NON-PUBLIC INFORMATION

As a public company, AEterna must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that AEterna files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by AEterna.

Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

COMPLIANCE WITH THIS CODE OF ETHICAL CONDUCT

All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct. In addition, you will be required to certify in writing that you (i) received a copy of this Code of Ethical Conduct, (ii) have read and understand this Code of Ethical Conduct, including your duty to report violations or other questionable conduct, and (ii) have complied with, and will continue to comply with, this Code of Ethical Conduct. The required certification form is attached to this Code of Ethical Conduct. Please sign it and return it to the Compliance Officer.

The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.

DUTY TO REPORT VIOLATIONS OF THIS CODE OF ETHICAL CONDUCT; NO RETALIATION

If you reasonably believe that anyone connected with the Company may have, or is about to, violate this Code of Ethical Conduct, you must promptly bring the matter to the attention of the Compliance Officer. If you do not believe that talking to the Compliance Officer is appropriate or if it does not result in a response with which you are comfortable, then you should contact any of AEterna's executive officers or any member of AEterna's Board of Directors. If requested, the Company will keep your name confidential except as required by applicable law.

Failure to report a known violation of this Code of Ethical Conduct is itself a violation of this Code of Ethical Conduct and may result in disciplinary measures.

If you have questions or concerns regarding accounting or auditing matters, then, in addition to the reporting procedures described above, you may also confidentially and anonymously submit such questions or concerns to the Audit Committee of the Board of Directors of AEterna.

The Company will not tolerate retaliation of any kind against any person whom in good faith reports to the Company potential issues relating to violations of this Code of Ethical Conduct. Any director, officer or employee of the Company who commits such retaliation will be subject to disciplinary measures. If you believe that you have been penalized, discharged, disciplined or otherwise penalized for reporting a violation in good faith, you should immediately report that belief in accordance with the reporting procedures described above.

DISCIPLINARY ACTIONS

The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated under the Compliance Officer's supervision, in such manner as the Compliance Officer finds appropriate. You are expected to cooperate in the investigation of reported violations. The Compliance Officer has the power to monitor, make determinations, and recommend action to the Board of Directors of AEterna with respect to violations of this Code of Ethical Conduct.

Violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand;
(ii) probation; (iii) suspension; (iv) salary reduction; (v) bonus reduction or elimination; (vi) demotion; or (vii) termination.

In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

WAIVERS OF ANY PROVISION OF THIS CODE OF ETHICAL CONDUCT

Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Compliance Officer. The Board of Directors of AEterna must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of AEterna. Waivers of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company (other than a person who is a director or executive officer of AEterna) may be made by the Compliance Officer.

AEterna is required to publicly disclose any waivers granted to a director or executive officer of AEterna, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the relevant rules, if any, of any stock exchanges and quotation systems on which AEterna's securities are listed.

AMENDMENTS TO THIS CODE OF ETHICAL CONDUCT

The Board of Directors of AEterna may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct and may require each director, officer and employee of the Company to execute a new Certification.


Adopted and approved by the Board of Directors on March 29, 2004.

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            AETERNA LABORATORIES INC.


DATE:  MAY 21, 2004                               By:  /s/ Mario Paradis
-------------------                                  ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary